Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2014
Earnings
Income before income taxes	$933
Add/(Deduct):
Equity in net income of affiliated companies	(15)
Dividends from affiliated companies	—
Fixed charges	1,343
Earnings	$2,261

Fixed charges
Interest expense	$1,339
Interest portion of rental expense (a)	4
Total fixed charges	$1,343

Ratios
Ratio of earnings to fixed charges	1.68
__________
(a) One-third of all rental expense is deemed to be interest.